

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2019

Jeffrey Likosar
Chief Financial Officer
ADT Inc.
1501 Yamato Road
Boca Raton, Florida 33431

> **Re: ADT Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2018**
> **Forms 10-Q for Fiscal Quarter Ended March 31, 2019**
> **Form 8-K filed May 7, 2019**
> **File No. 001-38352**

Dear Mr. Likosar:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Telecommunications